UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUESTCOR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232808105

(CUSIP Number)

Scott D. Elliott, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 232808105

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MONTREUX EQUITY PARTNERS II SBIC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 7,012,323 (See Item 5)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 2,804,929 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 232808105

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MONTREUX EQUITY MANAGEMENT II SBIC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION California

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 7,012,323 (See Item 5)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 2,804,929 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 232808105

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HOWARD D. PALEFSKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 7,012,323 (See Item 5)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 2,804,929 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 232808105

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DANIEL K. TURNER, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 7,012,323 (See Item 5)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 2,804,929 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,323 (See Item 5)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 1 TO
STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 to a Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the report on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2004 (the “Schedule 13D”), relating to shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirely to read as follows:

     This statement is filed on behalf of: (a) Montreux Equity Partners II SBIC, L.P. (“MEP”), (b) Montreux Equity Management II SBIC, LLC (the “General Partner”), (c) Howard D. Palefsky (“Mr. Palefsky”), and (d) Daniel K. Turner, III (“Mr. Turner”). As described in Item 6 below, MEP may be acting together with (i) Corporate Opportunities Fund, L.P. (“COF”), and (ii) Corporate Opportunities Fund (Institutional), L.P. (“COFI”, and together with COF, the “COF Funds”) for the purpose of voting shares of the Issuer, and therefore may be considered a group within the meaning of Rule 13d-5(b) solely for such purpose.

     MEP is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

     The General Partner is a California limited liability company and the sole general partner of MEP. The principal business of the General Partner is to act as general partner of MEP. The address of its principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

     Mr. Palefsky is a managing member of the General Partner. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Palefsky is a citizen of the United States.

     Mr. Turner is a managing member of the General Partner. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Turner is a citizen of the United States.

     MEP, the General Partner, Mr. Palefsky and Mr. Turner are referred to herein collectively, as the “Reporting Persons”. During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     Attached as Appendix 1 hereto is information concerning the COF Funds set forth on the Schedule 13D filed by the COF Funds with the SEC on January 28, 2003, with respect to the Issuer (the “COF

Schedule 13D”). Information with respect to the identity and background of the COF Funds is incorporated herein by reference to information set forth under Item 2 of Appendix 1.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended to add the following:

     Information with respect to the source and amount of funds or other consideration of the COF Funds is incorporated herein by reference to the information set forth under Item 3 of Appendix 1.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Pursuant to an understanding among them, on February 2, 2004 MEP and the COF Funds submitted to the Issuer a joint notice of their intent (i) to nominate Albert Hansen (“Mr. Hansen”) and Mr. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders and (ii) to vote all shares of the Issuer held by each of them in favor of such nominees. A copy of the joint notice is attached hereto as Exhibit 2 and is incorporated by reference herein. In addition, MEP and the COF Funds have notified the Issuer that each intends to cumulate its votes in connection with such election of directors.

     The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% (the “Restrictive Ownership Threshold”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Threshold. On February 12, 2004, MEP notified the Issuer (the “Notice”) that it increased the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 9.9% to 19.9% effective as of February 12, 2004. A copy of the Notice is attached hereto as Exhibit 3 and is incorporated by reference herein.

     Information with respect to the purpose of the transaction of the COF Funds is incorporated herein by reference to the information set forth under Item 4 of Appendix 1.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a)  There are 44,379,058 shares of Common Stock outstanding as of November 6, 2003 (the “Outstanding Shares”), as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2003. In addition there are 10,624,731 shares of Common Stock currently issuable upon conversion of all of the outstanding shares of Series B Preferred. Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred, resulting in the total voting equivalence of 9,296,640 shares of Common Stock (the “Converted Shares”). The current voting equivalence of the 2,124,947 aggregate shares of Common Stock (the “MEP Series B Shares”) issuable upon the Series B Preferred currently held by the Reporting Persons is 1,859,329 (the “MEP Converted Shares”). In addition, the

Reporting Persons may currently purchase an additional 679,982 shares of Common Stock upon conversion of the Warrants (the “MEP Warrant Shares”).

     By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer. Based on information set forth in the COF Schedule 13D (and as set forth under Item 5 of Appendix 1), the COF Funds beneficially own a total of 3,187,420 shares of Common Stock (the “COF Series B Shares”) that are currently issuable upon conversion of 3,000 shares of Series B Preferred. The current voting equivalence of the COF Series B Shares is 2,788,992 (the “COF Converted Shares”) In addition, as reported in the COF Schedule 13D (and as set forth under Item 5 of Appendix 1). The COF Funds may currently purchase an additional 1,019,974 shares of Common Stock (the “COF Warrant Shares”) upon conversion of a warrant to purchase shares of Common Stock which they hold.

     Collectively, the Reporting Persons and the COF Funds, may be deemed to beneficially own a total of (i) 5,312,367 shares of Common Stock (the “Total Series B Shares”) that are currently issuable upon conversion of 5,000 shares of Series B Preferred, and (ii) 1,699,956 shares of Common Stock that are currently issuable upon exercise of common stock purchase warrants (the “Total Warrant Shares”). The current voting equivalence of the Total Series B Shares is 4,648,321 (the “Total Converted Shares”).

(i) Holdings if Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

			Percentage of
	Aggregate Number of Shares		Aggregate Shares	Percentage of
Reporting Person	Beneficially Owned(1)		Outstanding (4)	Voting Shares (4)

Montreux Equity Partners II SBIC, L.P.	7,012,323		13.6%	12.5%
Montreux Equity Management II SBIC, LLC	7,012,323	(2)	13.6%	12.5%
Howard D. Palefsky	7,012,323	(3)	13.6%	12.5%
Daniel K. Turner, III	7,012,323	(3)	13.6%	12.5%

(1)	By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 4,207,394 shares of Common Stock beneficially owned by the COF Funds. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(3)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(4)	When deemed members of a group with the COF Funds, the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing the (A) sum of the Total Series B Shares plus the Total Warrant Shares by (B) the sum of the Outstanding Shares plus the Total Series B Shares plus the Total Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of voting shares (the “Voting Shares”), was calculated by dividing the (X) sum of the Total Converted Shares plus the Total Warrant Shares by (Y) the sum of the Outstanding Shares plus the Total Converted Shares plus the Total Warrant Shares.

(ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are not deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

			Percentage of
	Aggregate Number of Shares		Aggregate Shares	Percentage of
Reporting Person	Beneficially Owned		Outstanding (3)	Voting Shares (3)

Montreux Equity Partners II SBIC, L.P.	2,804,929		5.94%	4.67%
Montreux Equity Management II SBIC, LLC	2,804,929	(1)	5.94%	4.67%
Howard D. Palefsky	2,804,929	(2)	5.94%	4.67%
Daniel K. Turner, III	2,804,929	(2)	5.94%	4.67%

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(3)	When not deemed members of a group with the COF Funds, the percentage interest calculation of the Reporting Persons set forth herein for the Aggregate Shares Outstanding was calculated by dividing the (A) sum of the MEP Series B Shares plus the MEP Warrant Shares by (B) the sum of the Outstanding Shares plus the MEP Series B Shares plus the MEP Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth herein for the Voting Shares, was calculated by dividing the (X) sum of the MEP Converted Shares plus the MEP Warrant Shares by (Y) the sum of the Outstanding Shares plus the MEP Converted Shares plus the MEP Warrant Shares.

(b) (i) Holdings if Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

	Sole Power to	Shared Power to	Sole Power to	Shared Power to
	Vote or Direct	Vote or Direct the	Dispose or Direct	Dispose or Direct
Reporting Person	the Vote	Vote (1)	Disposition	Disposition

Montreux Equity Partners II SBIC, L.P.	0	7,012,323 (2)	0	2,804,929 (2)

	Sole Power to	Shared Power to		Sole Power to	Shared Power to
	Vote or Direct	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	the Vote	Vote (1)		Disposition	Disposition

Montreux Equity Management II SBIC, LLC	0	7,012,323	(2)	0	2,804,929	(2)
Howard D. Palefsky	0	7,012,323	(3)	0	2,804,929	(3)
Daniel K. Turner, III	0	7,012,323	(3)	0	2,804,929	(3)

(1)	By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 4,207,394 shares of Common Stock beneficially owned by the COF Funds. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(3)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are not deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

	Sole Power to	Shared Power to		Sole Power to	Shared Power to
	Vote or Direct	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	the Vote	Vote		Disposition	Disposition

Montreux Equity Partners II SBIC, L.P.	0	2,804,929	(1)	0	2,804,929	(1)
Montreux Equity Management II SBIC, LLC	0	2,804,929	(1)	0	2,804,929	(1)
Howard D. Palefsky	0	2,804,929	(2)	0	2,804,929	(2)
Daniel K. Turner, III	0	2,804,929	(2)	0	2,804,929	(2)

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     Pursuant to an understanding among them, on February 2, 2004 MEP and the COF Funds submitted to the Issuer a joint notice of their intent (i) to nominate Mr. Hansen and Mr. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders and (ii) to vote all shares of the Issuer held by each of them in favor of such nominees. A copy of the joint notice is attached hereto as Exhibit 2 and is incorporated by reference herein. In addition, MEP and the COF Funds have notified the Issuer that each intends to cumulate its votes in connection with such election of directors.

     The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more thant 9.9% (the “Restrictive Ownership Threshold”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Threshold. On February 12, 2004, MEP notified the Issuer (the “Notice”) that it increased the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 9.9% to 19.9% effective as of February 12, 2004. A copy of the Notice is attached hereto as Exhibit 3 and is incorporated by reference herein.

     Information concerning contracts, arrangements, understandings or relationships with respect to shares of the COF Funds is incorporated herein by reference to the information set forth under Item 6 of Appendix 1.

     Except as stated in this Item 6 or elsewhere in the Schedule 13D, to the best knowledge of each Reporting Person, no Reporting Person is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title
1	Joint Filing Agreement among the Reporting Persons.

2	Letter from Montreux Equity Partners II SBIC, L.P., Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. to Questcor Pharmaceuticals, Inc., dated February 2, 2004, regarding notice of a shareholder proposal.

3	Letter from Montreux Equity Partners II SBIC, L.P. to Questcor Pharmaceuticals, Inc., dated February 12, 2004, notifying the Issuer that it increased the Restrictive Ownership Threshold of the Series B Preferred and the Warrants.

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Partners II SBIC, L.P. is true, complete and correct.

Dated: February 12, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC,
its General Partner

By:	/s/ Daniel K. Turner

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Management II SBIC, LLC is true, complete and correct.

Dated: February 12, 2004

Montreux Equity Management II SBIC, LLC

By:	/s/ Daniel K. Turner

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Howard D. Palefsky is true, complete and correct.

Dated: February 12, 2004

/s/ Howard D. Palefsky

Howard D. Palefsky

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Daniel K. Turner, III is true, complete and correct.

Dated: February 12, 2004

/s/ Daniel K. Turner

Daniel K. Turner, III

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

APPENDIX 1

Certain Information contained in the Schedule 13D filed
by the COF Funds with the SEC on January 28, 2003

Item 2. Identity and Background

     Corporate Opportunities Fund, L.P. (“COF”) and Corporate Opportunities Fund (Institutional), L.P. (“COFI and, together with COF, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris Inc. required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris, Inc. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). Sanders Morris Harris is a registered broker/dealer.

     Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris Inc. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

1

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 15, 2003, COF purchased 469 shares of the Series B Convertible Preferred Stock, no par value (“Series B Preferred”), of the Issuer and common stock purchase warrants (“Warrants”) to purchase 159,456 Shares for an aggregate consideration of $469,000 and COFI purchased 2,531 shares of Series B Preferred and Warrants to purchase 860,518 Shares for an aggregate consideration of $2,531,000. The source of these funds was working capital of the Funds. A total of 10,000 shares of Series B Preferred were issued. The Series B Preferred shares originally issued and outstanding are convertible into Shares at a conversion price of approximately $0.9412 per share. The exercise price of the Warrants is $1.0824 per share.

Item 4. Purpose of Transaction.

     The Funds acquired the 3,000 shares of Series B Preferred and warrants to purchase 1,000,000 shares of common stock for general investment purposes.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Dividends on the Series B Preferred accrue at a rate per annum based on the original purchase price of $1,000 per share of 8% from January 15, 2003 to December 31, 2005, 10% from January 1, 2006 to December 31, 2007, and 12% after January 1, 2008, and are payable quarterly. The Series B Preferred ranks senior to the Series A preferred stock of the Issuer. All dividends on the Series B Preferred must be paid prior to payment of any dividends on the Common Stock. Accrued and unpaid dividends bear interest at the dividend rate in effect plus 6% per annum. Upon the occurrence and during the continuance of certain events, including the absence of reported sale price for Shares for six consecutive trading days, certain failures to pay dividends, certain insolvency proceedings, judgments, default on obligations, certain changes in control of the Issuer, certain corporate transactions, certain non-compliance and breaches of the transaction documents, and failures to maintain net cash, cash equivalent and eligible investment balances, the applicable dividend rate is increased by 6% per annum. The Series B Preferred has seniority over the Series A preferred stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series B Preferred votes on an as converted basis together with the Common Stock as a single class (with each share of Series B Preferred Stock casting a number of votes equal to 0.88 times the number of shares of Common Stock into which it is convertible).

     The affirmative vote or written consent of a majority of the holders of Series B Preferred Stock, voting separately as a class, is required for (1) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of the Issuer’s Articles of Incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series B Preferred Stock or (2) the creation or issuance of any class or series of preferred stock ranking senior to or on a parity with the Series B Preferred Stock as to dividends or liquidation.

     The Issuer has the right to redeem the Series B Preferred Stock commencing January 1, 2006 for a redemption price equal to 110% of the stated value ($1,000) of each share plus any accrued and unpaid dividends. In addition, each holder of Series B Preferred Stock has the right to require the Issuer to redeem their shares of Series B Preferred Stock at a redemption price equal to the stated value ($1,000) of each share plus any accrued and unpaid dividends upon the occurrence of certain events, including certain amendments and changes of the Issuer’s Articles of Incorporation, certain misstatements or omissions, certain payments of dividends or redemption prices, certain issuances of Shares, certain non-compliance and breaches of transaction documents, material breaches of representations and warranties, and certain voluntary insolvency proceedings.

     COF and COFI have the right to designate one individual to attend and act as an observer at all meetings of the Board of Directors of the Issuer.

     Subject to the foregoing, the Funds have acquired all securities of the Issuer that they presently own as an investment. The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

	Aggregate Number of
Beneficial Owner	Shares Owned		Percentage of Class
Corporate Opportunities Fund, L.P.	657,756	(1)	1.67%
Corporate Opportunities Fund (Institutional), L.P.	3,549,638	(2)	8.41%
Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P.	4,207,394	(3)	9.81%
SMM Corporate Management, LLC	4,207,394	(4)	9.81%
Sanders Morris Harris Inc.	4,207,394	(5)	9.81%
James C. Gale	4,207,394	(5)	9.81%

(1)	Includes 498,300 shares of common stock issuable upon conversion of 469 shares of Series B Preferred that are immediately convertible into common stock, and 159,456 shares of common stock issuable upon exercise of common stock purchase warrants.

(2)	Includes 2,689,120 shares of common stock issuable upon conversion of 2,531 shares of Series B Preferred that are immediately convertible into common stock, and 860,518 shares of common stock issuable upon exercise of stock purchase warrants.

(3)	Includes 3,187,420 shares of common stock issuable upon conversion of 3,000 shares of Series B Preferred that are immediately convertible into common stock, and 1,000,000 shares of common stock issuable upon exercise of common stock purchase warrants.

(4)	Includes shares beneficially owned by the Funds.

(5)	Includes shares beneficially owned by the Funds and SMM Corporate Management, LLC.

     (b)  The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

     (c)  The following transactions in the Common Stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None

     (d)  The Funds have the right to receive all dividends on the Series B Preferred.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the issuance of the Series B Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series B Preferred and the Warrants within (180) days, and to maintain the effectiveness of such registration statement until (two) years after it is declared effective.

     See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

     Except as stated herein, none of the Funds, SMM Corporate Management, LLC, nor Sanders Morris Harris, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Appendix A

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Present Principal Occupation or Employment;
Name	Business Address

Ben T. Morris	President, Chief Executive Officer, and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	Director, President of Sanders Morris Harris Group
Don A. Sanders	Chairman of the Executive Committee
Titus H. Harris, Jr.	Executive Vice President
Richard C. Webb	Executive Vice President
Anthony J. Barton	Executive Vice President

Peter M. Badger	President of Fixed Income Division
Richard D. Grimes	Executive Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

Appendix A-1

Directors and Executive Officers of
Sanders Morris Harris Group Inc.

     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Present Principal Occupation or Employment;
Name	Business Address

George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
Donald R. Campbell	Director, retired
W. Blair Waltrip	Director, private investor
John H. Styles	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, President and CEO of Memorial Hermann Healthcare System
Rick Berry	Chief Financial Officer

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc., dated as of February 12, 2004 is, and any amendments thereto signed by each of the undersigned and shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

     This joint filing agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 12, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC, its General Partner

By:	/s/ Daniel K. Tuner, III

Daniel K. Turner, III, Managing
Member

Montreux Equity Management II SBIC, LLC

By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing
Member

/s/ Howard D. Palefsky

Howard D. Palefsky

/s/ Daniel K. Turner, III

Daniel K. Turner, III

1

EXHIBIT 2

Corporate Opportunities Fund (Institutional), L.P.,
Corporate Opportunities Fund, L.P.,
Montreux Equity Partners II SBIC, L.P.

February 2, 2004

via Hand Delivery and Facsimile (510) 400-0715

Questcor Pharmaceuticals, Inc.
3620 Whipple Road
Union City, California 94587
Attention: Corporate Secretary

Re:	Notice of Nominations by a Shareholder
of Persons for Election as Directors

Gentlemen:

     Pursuant to Article II, Section 15 of the Amended and Restated Bylaws (the “Bylaws”) of Questcor Pharmaceuticals, Inc., a California corporation (the “Corporation”), Corporate Opportunities Fund (Institutional), L.P., and Corporate Opportunities Fund, L.P., both Delaware limited partnerships (collectively, “COF”) along with Montreux Equity Partners II SBIC, L.P., a California limited partnership (“MEP”, and collectively with COF, the “Funds”) submit this notice of a shareholder proposal for the nominations of persons for the election as directors of the Corporation:

     1.     The Funds intend to nominate Albert Hansen and Howard D. Palefsky (the “Nominees”) for election as directors of the Corporation at the Corporation’s next annual meeting of shareholders in order to increase shareholder representation on the Board of Directors of the Corporation.

     2.     COF’s address is 126 East 56th Street, 28th Floor, New York, New York 10022.

     3.     COF owns an aggregate of 3,000 shares of Series B Convertible Preferred Stock of the Corporation, which are currently convertible into 4,207,394 shares of common stock of the Corporation.. COF also owns warrants to purchase 1,019,974 shares of common stock of the Corporation, which are currently exercisable in full. The shares may be deemed to be beneficially owned by SMM Corporate Management, LLC, the general partner of COF (“SMM”), Sanders Morris Harris Inc., the controlling member of SMM, and James C. Gale, a manager of SMM and the Chief Investment Officer of COF.

1

     4.     MEP’s address is 2500 Sand Hill Road, Suite 215, Menlo Park, CA 94025.

     5.     MEP owns an aggregate of 2,000 shares of Series B Convertible Preferred Stock of the Corporation, which are currently convertible into 2,124,947 shares of common stock of the Corporation. MEP also owns a warrant to purchase 679,982 shares of common stock of the Corporation, which is currently exercisable in full. The shares may be deemed to be beneficially owned by Montreux Equity Management II SBIC, LLC, the general partner of MEP (“MEM”), and Howard D. Palefsky and Daniel K. Turner, III, each of whom are managing members of MEM.

     6.     There is no arrangement or understanding between or among (a) the Funds, (b) either of the Nominees, and (c) any other person or persons pursuant to which the nomination or nominations are to be made by the Funds other than an understanding between the Funds that they intend to vote all shares that they each are entitled to vote in favor of the election of the Nominees as directors of the Corporation.

     7.     Attached is biographical information with respect to each of the Nominees which would be required to be included in a proxy statement filed in accordance with the proxy rules of the Securities Exchange Commission had the Nominees been nominated by the board.

     8.     Also attached is a signed consent of each Nominee to serve as a director of the Corporation if elected.

     In addition, please be advised that pursuant to Article II, Section 8 of the Bylaws, each of COF and MEP intend to cumulative their votes at the next shareholders meeting at which directors are to be elected.

[continued on next page]

     If you have any questions with respect to the foregoing, please call Howard D. Palefsky at (650) 234-1200.

Very truly yours,

Corporate Opportunities Fund, L.P.
Corporate Opportunities Fund (Institutional),
L.P.

By: SMM Corporate Management, LLC,
general partner of each

By:

Name: Albert Hansen Title: Managing Director

Montreux Equity Partners II SBIC, L.P.

By: Montreux Equity Management II SBIC, LLC,
its general partner

By:

Name: Howard D. Palefsky
Title: Managing Member

EXHIBIT 3

MONTREUX EQUITY PARTNERS II SBIC, L.P.
2500 SAND HILL ROAD
SUITE 215
MENLO PARK, CA 94025

February 12, 2004

via Fedex and Facsimile (510) 400-0715 Questcor Pharmaceuticals, Inc. 3620 Whipple Road Union City, California 94587
Attention:	Timothy E. Morris
Sr. VP Finance & Administration, CFO

Re:	Notice to Increase Restricted Ownership Percentage of Series B Convertible Preferred Stock and Warrant

Gentlemen:

     Pursuant to Section 10(g)(1) of the Certificate of Determination of Series B Convertible Preferred Stock (the “Certificate”) of Questcor Pharmaceuticals, Inc., a California corporation (the “Company”), and pursuant to Section 2(c)(1) of the Common Stock Purchase Warrant, dated as of January 15, 2003 (the “Warrant”), to purchase shares of Common Stock of the Company held by Montreux Equity Partners II SBIC, L.P., a California limited partnership (the “Holder”), the Holder hereby notifies you that, effective as of the date of this letter, the Holder:

     (i) has increased the Restricted Ownership Percentage (as defined in the Certificate) of the Holder from 9.9% to 19.9%; and

     (ii) has increased the Restricted Ownership Percentage (as defined in the Warrant) of the Holder from 9.9% to 19.9%.

     The Holder reserves its right to further increase or to decrease its Restricted Ownership Percentage from time to time in accordance with the Certificate and the Warrant. Please confirm and acknowledge receipt of this notice by executing the attached Confirmation and returning it to the undersigned in the enclosed return fedex envelope.

Sincerely,

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC, its general partner

By:

Name:	Howard D. Palefsky

Title:	Managing Member